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                                     Annex I

Aeromet America, Inc.
Balo Precision Parts, Inc.
Cashmere Manufacturing Co., Inc.
Ceramic Devices, Inc.
Electronic Specialty Corporation
Northwest Technical Industries, Inc.
Pacific Coast Technologies, Inc.
PA&E International, Inc.
Seismic Safety Products, Inc.
Skagit Engineering & Manufacturing, Inc.